FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of October and November, 2004

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes press releases dated October 4, October 25 and November 2, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: November 2, 2004

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

FOR IMMEDIATE RELEASE

Press Contact

Christine Anderson

403 291-2492

Christine.Anderson@qsound.com

Investor Relations Contact:

Paula Murray

954-796-8798
Paula.Murray@qsound.com

VODAFONE SELECTS QSOUND LABS’ microQ 3D AUDIO FOR VODAFONE VFX REFERENCE IMPLEMENTATION

Real-Time 3D Audio to be a Required Feature in Future Vodafone VFX-Compliant Handsets

Calgary, Alberta – September 30, 2004 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today announced that Vodafone, the world's leading mobile telecommunications company, has licensed its microQ 3D audio solution for Vodafone VFX reference implementation.  As real-time 3D audio has become a required feature in future Vodafone VFX-compliant handsets, the agreement signals clear momentum for QSound Labs’ microQ technology – already adopted by numerous leading companies in the mobile device market.

“Our selection of QSound Labs’ microQ 3D audio solution for Vodafone VFX reference implementation, allows Vodafone to facilitate the most cutting-edge capabilities in advanced 3D audio,” noted Maria Aguilera, Vodafone Global Product Manager. “With Vodafone VFX-compliant handsets of the future, it will be necessary to incorporate 3D audio – and QSound’s microQ is our technology option of choice for the Vodafone VFX Reference Implementation.”

Vodafone VFX aims to create a comprehensive Java technology platform for the development of highly portable, highly interactive and visually rich applications for mobile devices offered by Vodafone.  Vodafone VFX improves the compatibility, interoperability and completeness of the J2ME technology platform for mobile phones, and raises the bar of functionality for mass-market mobile devices.  Devices that implement the Vodafone specification will benefit from a broad range of compatible applications.

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“Vodafone is at leading edge of the mobile industry and its selection of QSound Labs’ 3D audio technology represents definitive proof that microQ is a superior solution,” stated David Gallagher, president and CEO of QSound Labs. “Our agreement with Vodafone ensures the proliferation of microQ technology in a broad range of mobile devices based on Vodafone VFX.”

About microQ

microQ is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications, including Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio.

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 13 countries, serving over 133 million proportionate customers.

Vodafone is a trade mark of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. The company’s customer and partner roster includes Toshiba, Philips, Panasonic, Sharp, Aiwa, and Electronic Arts, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expected future use of QSound’s microQ 3D technology in mobile devices.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with acceptance of microQ 3D by mobile device manufacturers and consumers, acquisition of new licensees on favorable terms, continued growth of the mobile devices market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

FOR IMMEDIATE RELEASE

QSound Labs, Inc.

PacketVideo

Press Contact

Press Contact

Christine Anderson

Dann Wilkens

403 291-2492

858-731-5454

christine.anderson@qsound.com

wilkens@packetvideo.com

Investor Relations Contact:

Paula Murray

954-796-8798

paula.murray@qsound.com

PACKETVIDEO LICENSES QSOUND LABS’ microQ™ TECHNOLOGY FOR THEIR MOBILE MEDIA SOFTWARE

microQ’s Cutting Edge 3D Audio Technology to be Integrated into PacketVideo’s Software Providing a Complete Multimedia Solution for Mobile Devices.

San Francisco, CA – CTIA Wireless Show (Booth 620-PodQ) - October 25, 2004 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, and PacketVideo, the world’s premier independent provider of multimedia communications software for mobile devices, today announced a licensing agreement for QSound’s microQ MIDI Synthesizer and Q3D positional audio components.  The microQ components will be integrated into PacketVideo's multimedia products which support multiple hardware and software architectures including Symbian, Linux, ARM, and TI.  Solutions incorporating the QSound components are expected to be available to customers in Q1 2005.

PacketVideo offers handset OEMs customized suites of innovative embedded software products that enable mobile phones to take digital pictures, record home movies, play digital music & videos and make video phone calls. PacketVideo works with carriers to define next generation services, with OEMs to design compelling consumer products, and with value chain participants such as QSound to make it all work. By becoming part of the PacketVideo ecosystem, microQ can be easily integrated into any next generation mobile device to add superior audio enhancements.

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“microQ is an excellent complement to our multimedia solutions,” said Dr. Osama Al-Shaykh, VP Technology, PacketVideo. “We are very pleased to work with QSound to offer advanced audio and video solutions - the core of mobile media – to our OEM handset customers.”

“By joining forces with PacketVideo, one of the world’s leading multimedia providers for the mobile marketplace, we are offering our audio solutions to yet another new customer base, ” said David Gallagher, President and CEO, QSound Labs. “microQ’s continued adoption by an ever increasing number of leading mobile device companies is proof that it is fast becoming the audio standard for this marketplace.”

About microQ

The microQ feature set is unmatched by any single vendor. It is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications including Internet appliances, and hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio.

About PacketVideo

PacketVideo is the number one supplier of embedded multimedia communications software for mobile phones. The company’s software enables mobile phones to take digital pictures, record home movies, play back digital music and videos, and make 2-way videophone calls. PacketVideo leadership is demonstrated by unrivaled relationships with mobile operators, dominance in design wins, and the millions of PacketVideo-powered multimedia phones in the market. PacketVideo is headquartered in San Diego, California. More information can be found at http://www.pv.com.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that

- more -

include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. The company’s customer and partner roster includes Broadcom, Qualcomm, Vodafone, Toshiba, Philips, Panasonic, Sharp, Aiwa, and Electronic Arts, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

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 This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, integration of microQ and Q3D technologies into PacketVideo’s multimedia communications software, distribution to a new customer base, and continued adoption of microQ in the mobile devices market.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to,  risks associated with timely integration of microQ into PacketVideo’s software, acceptance of microQ technology by OEMs and consumers, additional licensing arrangements, continued growth of the mobile electronics market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports Third Quarter Results for 2004

Calgary, Alberta – November 2, 2004 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, reported revenues for the three months ended September 30, 2004 of $600,000 as compared to $466,000 for the same period in FY2003. The operating loss for the quarter was $(174,000) or $(0.02) per share as compared to an operating loss of $(383,000) or $(0.05) per share for the same period last year.  After allowing for non-cash items such as depreciation, and foreign exchange gains, the net loss for the period was $(293,000) or $(0.03) per share as compared to  $(464,000) or $(0.06) per share for the same period in FY2003.

Revenues for the nine months ended September 30, 2004 were $1,719,000 compared to $1,680,000 in FY2003. The operating loss was $(883,000) or $(0.11) per share in FY2004 and the operating loss was $(606,000) or $(0.09) per share in FY2003. Net loss for this period was $(1,216,000) or $(0.16) per share as compared to  $(703,000) or $(0.10) per share in FY2003.

The Company reported a working capital surplus of $1,767,000 at September 30, 2004 of which cash comprised $1,503,000. The Company continued the trend of improving its quarterly operating cash flow, with a net operating cash outflow for the third quarter of $(62,000) compared to $(321,000) in the second quarter.

“During the quarter, we continued to make progress in penetrating the mobile market with our microQ product suite,” stated David Gallagher, President and CEO of QSound Labs.  “The Company added two more design wins to the previously announced microQ design wins with Broadcom and Qualcomm. Specifically, the Company completed license agreements with Vodafone for the inclusion of our 3D positional audio solution in their VFX reference design and, subsequent to the quarter ending, with PacketVideo for both the ringtone player and 3D

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positional audio components of microQ. These agreements reflect our strategy of addressing multiple distribution channels; namely chip manufacturers, OEM handset manufacturers and video software partners.”

“With all of these agreements, the target for product delivery to the market place is throughout 2005.  At this stage, management expects that recurring revenues from some of these contracts will commence in early 2005.  The mobile market is in the early stages of multimedia adoption and usage. Advanced markets in Japan and Korea indicate that consumers are willing to pay for multimedia data services. Industry analysts are predicting the same consumer pattern to occur in the rest of the world thus providing a growth market for several years to come. Management believes the Company is currently well situated to take advantage of this opportunity. Competition will, of course, be fierce and it is critical that the Company continues to capitalize on its first to market advantage by closing more license agreements over the next few months.”

“Revenues from our PC audio software solution, QVE, remained flat. The Company has continued to seek out new licensees to complement our main licensee, Philips Sound Solutions.”

“VoIP product sales were also flat and will continue as such until new products with a wider application, are available. This is still expected to occur in early FY2005.”

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of revenues from customers in the mobile device and IP telephony markets.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of multimedia usage in the mobile devices market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.
Consolidated Balance Sheets
As at September 30, 2004 and December 31, 2003
(Expressed in United States dollars, prepared using US GAAP)

	September 30, 2004	December 31, 2003
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$ 1,502,746	$ 2,061,093
Accounts receivable	449,466	221,194
Inventory	99,656	107,377
Deposits and prepaid expenses	75,839	82,921
	2,127,707	2,472,585

Capital assets	1,349,070	1,114,992
Intangible assets	176,083	189,002

	$ 3,652,860	$ 3,776,579

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$ 229,178	$ 233,198
Deferred revenue	132,160	96,547
	361,338	329,745

Shareholders' equity:
Share capital (7,885,824 common shares)	45,339,772	44,279,378
Contributed surplus	1,114,316	1,114,316
Deficit	(43,162,566)	(41,946,860)
	3,291,522	3,446,834

	$ 3,652,860	$ 3,776,579

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the periods ended September 30, 2004 and 2003
(Expressed in United States dollars, prepared using US GAAP)
	For three	For three	For nine	For nine
	months ended	months ended	months ended	months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$ 383,773	$ 114,879	$ 977,794	$ 691,287
Product sales	216,504	350,788	741,169	988,538
	600,277	465,667	1,718,963	1,679,825
Cost of product sales	93,320	136,749	380,677	283,762
	506,957	328,918	1,338,286	1,396,063
EXPENSES:
Marketing	261,980	287,549	975,910	866,796
Operations	31,480	45,667	169,720	121,921
Product engineering	219,691	244,753	680,254	598,703
Administration	167,717	133,723	395,521	414,190
	680,868	711,692	2,221,405	2,001,610

OPERATING (LOSS) PROFIT	(173,911)	(382,774)	(883,119)	(605,547)

OTHER ITEMS
Depreciation and amortization	(101,433)	(74,904)	(311,085)	(237,628)
Interest and other income	2,843	11,031	7,068	34,153
Gain (loss) on sale of capital assets	(13,236)	179	(13,236)	(1,729)
Other	(6,887)	(17,048)	(15,334)	108,193
	(118,713)	(80,742)	(332,587)	(97,011)

NET (LOSS) INCOME FOR PERIOD	(292,624)	(463,516)	(1,215,706)	(702,558)
DEFICIT BEGINNING OF PERIOD	(42,869,942)	(38,511,091)	(41,946,860)	(38,272,049)
DEFICIT END OF PERIOD	$ (43,162,566)	$ (38,974,607)	$ (43,162,566)	$ (38,974,607)

INCOME PER COMMON SHARE	$ (0.03)	$ (0.06)	$ (0.16)	$ (0.10)

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the periods ended September 30, 2004 and 2003
(Expressed in United States dollars, prepared using US GAAP)
	For three	For three	For nine	For nine
	months ended	months ended	months ended	months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
(Loss) Income for the period	$ (292,624)	$ (463,516)	$ (1,215,706)	$ (702,558)
Items not requiring (providing) cash:
Depreciation and amortization	101,433	74,904	311,085	237,628
Provision for inventory	–	–	60,000	–
Compensation cost of options issued to non-employees	–	–	–	5,864
Loss (gain) on sale of capital assets	13,236	–	13,236	1,908
Changes in working capital balances	116,132	(154,109)	(241,876)	394,536
	(61,823)	(542,721)	(1,073,261)	(62,622)

FINANCING
Issuance of common shares, net	68,099	1,645	1,022,775	11,642
	68,099	1,645	1,022,775	11,642

INVESTMENTS
Purchase of capital assets	(227,704)	(40,989)	(468,792)	(51,398)
Purchase of intangible assets	(29,597)	(11,902)	(39,261)	(36,179)
Proceeds from sale of capital assets	140	179	192	5,801
	(257,161)	(52,712)	(507,861)	(81,776)

Increase (decrease) in cash	(250,885)	(593,788)	(558,347)	(132,756)
Cash and cash equivalents beginning of period	1,753,631	3,082,237	2,061,093	2,621,205

Cash and cash equivalents end of period	$ 1,502,746	$ 2,488,449	$ 1,502,746	$ 2,488,449